1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
JON GAINES jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

May 14, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aaron Brodsky

Re:  Gemcorp Commodities Alternative Products Fund (the “Fund”)

  (File No. 811-23940)

Dear Mr. Brodsky:

This letter responds to comments that you conveyed to me via email regarding the Fund’s registration statement on Form N-2, filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2024. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be made to the registration statement in Amendment No. 1 thereto (the “Amendment”) in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Cover Page (pages ii-iv)

1.

Comment: Given the use of the term “Alternative” in the Fund’s name, please confirm supplementally that the Fund will invest a large portion of its assets in one or more of the three following categories: (1) non-traditional asset classes (for example, currencies); (2) non-traditional strategies (such as long/short equity positions); and/or (3) less liquid assets (such as private debt).

Response: We hereby confirm that the fund will invest a large portion of its assets into commodities-related issuers and alternative credit, which we, and we believe the market, view as a non-traditional asset class.

2.	Comment: Please disclose how the Fund is defining “market cycles” as used under the “Investment Objective” subheading.

Response: The disclosure has been revised to clarify the meaning of the term “market cycles.”

3.

Comment: If the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000. Please therefore disclose a $25,000 minimum for Class U shares.

Response: The Fund does not intend to invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7). Accordingly, the Fund respectfully declines to make any changes in response to this comment.

4.

Comment: Please disclose how the Fund is defining “commodity-producing companies, countries, and state owned enterprises,” “relevant credit derivatives,” and “limited partnership interests in commodity related vehicles and private investment in public equity as well as relevant equity derivatives” as used under the “Principal Investment Strategies” subheading.

Response: The disclosure has been revised accordingly.

5.

Comment: In the second-to-last sentence under the “Principal Investment Strategies” subheading, please delete “[T]he Fund may invest in additional strategies in the future,” and instead disclose whether the Fund anticipates using additional strategies, and, if so, what those strategies are and under what circumstances the Fund would use such strategies.

Response: The Fund respectfully acknowledges the comment. We believe the referenced disclosure is standard and appropriate to notify investors that the Fund’s strategy may change over time. Further, in accordance with the applicable Securities laws, the Fund would make any necessary updates to its disclosure before adding material additional strategies. Accordingly, we believe that the disclosure is appropriate as written.

6.

Comment: Under the “Principal Investment Strategies” subheading, the Fund states that it may invest in assets in “particular sectors of the commodities futures markets.” Please explain supplementally how investing in particular sectors of the commodities futures markets is consistent with the Fund’s policy not to concentrate in any one industry.

Response: The Fund believes that, because sectors are a broader category than industries under the Global Industry Classification Standards, this disclosure is consistent with the Fund’s policy not to concentrate in any one industry.

7.

Comment: The Fund indicates that it expects to rely on multi-class exemptive relief. Has the Fund obtained this relief? If not, the Fund may only offer a single class to the public and the filing must clearly disclose that other classes presented are not available to the public.

Response: The disclosure has been revised accordingly.

Summary of Terms, Investment Opportunities and Strategies (pages 2-5)

8.

Comment: Are the phrases “commodity-related” and “commodity-linked” as used on page 2 intended to modify the terms “instruments,” “securities,” “derivatives,” and “supply chain financings”? If so, please revise the disclosure to make this more clear.

Response: The Fund has incorporated this comment. The impacted disclosure has been revised as follows:

The Fund’s investment objective is to provide risk-adjusted returns across various types of market cycles (i.e., periods of positive and negative macro trends in the markets), by investing in a globally diversified portfolio of liquid and illiquid instruments, securities, derivatives and supply chain financings that are commodity-related or commodity-linked, as applicable. The Fund may also utilize physical commodities as collateral for loan transactions or as part of supply chain financing transactions.

9.

Comment: Please disclose how the Fund is defining “originating transactions by directly engaging with counter parties” as used on page 2. Is this referring to investing directly in operating companies?

Response: We respectfully acknowledge the comment and the disclosure has been revised to clarify that this language indicates that the Fund will negotiate and structure its own transactions rather than act as a price-taker.

10.

Comment: Please disclose how the Fund is defining “opportunistically investing in special situations that take advantage of market dislocations” as used on page 2. Is this referring to a type of investment (such as debt and equity identified in item (i) in the same paragraph), or to an investment strategy?

Response: The disclosure has been revised to clarify that the disclosure refers to allocations to different types of investments, sectors and/or issuers that have suffered disruptions to normal operations.

11.	Comment: Please delete “[T]he Fund may invest in additional strategies in the future” from page 2.

Response: Please see our response above.

12.	Comment: On page 2, the Fund states that it may invest in assets in particular sectors of the commodities futures markets. Please disclose the sectors in which the Fund will invest.

Response: The Fund has incorporated this comment. The impacted disclosure has been revised as follows:

In addition, the Fund may invest its assets in particular sectors of the commodities futures markets [, including the soft commodities, metals and mining, and oil and energy sectors].

13.	Comment: On page 2, please disclose how the Fund is defining “renewables” and “in associated businesses and companies that provide services or have exposure to such businesses.”

Response: The Fund has defined renewable to include sustainable energy sources, including solar, wind and hydro energy and companies that have material exposure to such businesses, either as producers or service providers.

14.	Comment: On page 3, please clarify what “platform” the Fund is referencing when it refers to the “broader Gemcorp platform’s deep and experienced teams...”

Response: We respectfully acknowledge the comment and note that this refers to Gemcorp’s broader investment operations and resources and is consistent with normal industry usage of such term.

15.

Comment: On page 3, the Fund lists “supply chain financings” among its investment opportunities and strategies. Please briefly clarify how the Fund will use supply chain financings to further its investment objective.

Response: The disclosure has been revised accordingly.

16.	Comment: It appears from the disclosure on page 4 that the Fund may invest in other funds. Please revise the fee table to include acquired fund fees or expenses, as appropriate.

Response: We respectfully acknowledge the comment. Although we reserve the right to invest in other funds in the future, we do not expect it to be so meaningful as to require AFFE disclosure.

17.

Comment: It appears from the disclosure on page 4 that the Fund may hold physical commodities. Please explain supplementally how the Fund will comply with custody obligations under Section 17(f) of the 1940 Act and rules thereunder.

Response: The Fund confirms that custody of the Fund’s assets will be maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder, and the Fund will consent to service of process and examination of its books and records.

18.	Comment: On page 5 under the “Other Investment Strategies” subheading, please briefly describe in the disclosure the term “overriding royalty interests.”

Response: The disclosure has been revised accordingly.

Summary of Terms, Leverage (page 5)

19.	Comment: Disclosure states that the Fund may borrow money through a “credit facility or other arrangements.” Please disclose how the fund is defining “other arrangements.”

Response: We respectfully acknowledge the comment and note that the Fund reserves the right to borrow money through a credit, facility, note or bond issuance.

Summary of Terms, Risk Factors (page 13)

20.

Comment: If exposure to the price volatility of electricity, oil, natural gas, natural gas liquids, consumable fuels, metals, and agricultural products is a principal risk, please also include that such exposure is part of the principal investment strategy above, or otherwise explain why it would not be appropriate to include in the principal investment strategy disclosure.

Response: The Fund hereby confirms that exposure to the price volatility of electricity, oil, natural gas, natural gas liquids, consumable fuels, metals, and agricultural products is not a principal investment strategy of the Fund, but rather a risk of the strategy the Fund will pursue given the sensitivity to commodity prices inherent in its targeted portfolio companies. Accordingly, we do not believe any changes are appropriate to the principal investment strategies.

Summary of Fees and Expenses (page 15)

21.	Comment: Please disclose that the fees are based on an estimate.

Response: The disclosure has been revised accordingly.

22.	Comment: Please revise the incentive fee for Class U shares in the fee table to be zero, rather than a negative figure.

Response: The disclosure has been revised accordingly.

23.

Comment: Footnote 3 in the fee table references interest expenses and indicates that the amount shown includes dividends payable on the Fund’s preferred shares. Please explain supplementally how including disclosure that the interest expense includes dividends on preferred shares is appropriate and consistent with the Form N-2 instructions given that the Fund does not disclose that it plans on issuing preferred shares.

Response: The disclosure has been revised to remove this statement.

Investment Objective, Opportunities and Strategies, Investment Opportunities and Strategies (page 20)

24.

Comment: It appears that the Fund will invest in derivatives. Please disclose, or direct us to disclosure of, the purpose that the derivatives are intended to serve in the portfolio (e.g., hedging, speculation, or as a substitute for investing in conventional securities), the types of derivatives that will comprise the principal investment strategies, and the extent to which derivatives are expected to be used.

Response: The Fund respectfully acknowledges this comment and notes that disclosure regarding the intended use of derivatives can be found in the Investment Objective, Opportunities and Strategies section under the “Investment Opportunities and Strategies” sub-section.

25.

Comment: Please supplementally explain how investments in “companies that provide technology and services to commodity-related companies” provides exposure to commodities pursuant to the Fund’s 80% policy.

Response: We respectfully acknowledge the comment. We note that, based on our experience in the industry, these commodity services companies are highly correlated with the commodities market, and accordingly we believe that they provide exposure to the risks and returns of an investment in commodities, as suggested by the Fund’s name.

Investment Objective, Opportunities and Strategies, Risk Management (page 23)

26.	Comment: Please disclose how the Fund is defining “single name net exposure.” Is this referring to exposure to a single issuer?

Response: We respectfully acknowledge the comment and note that this is the long exposure to an issuer, less any hedges or offsetting positions.

27.

Comment: Please disclose how the Fund is defining “commodity net exposure.” Is this referring to potential exposure to one specific type of commodity? If so, how is the Fund identifying and defining commodity types?

Response: The Fund has incorporated this comment. The impacted disclosure has been revised as follows:

“Commodity Net Exposure” shall refer to the long exposure of a given commodity that has a unique Harmonized Identification System Code (“HS Code”), less any hedges or offsetting positions. HS Codes are issued by the Harmonized System, an internationally standardized system of names and numbers to classify traded products that is used by customs authorities around the world to identify products when assessing duties and taxes and for gathering statistics.

28.	Comment: Please supplementally explain and disclose with more specificity how the Fund expects to obtain leverage of up to 1.3x NAV.

Response: The Fund has implemented this comment and the disclosure has been revised accordingly.

Investment Objective, Opportunities and Strategies, Portfolio Composition, Physical Commodities (page 24)

29.	Comment: The Fund indicates that it may make investments in physical commodities directly or through a subsidiary. Given that the Fund may utilize a subsidiary, please address the following:

a.	Disclose that “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

Response: The disclosure has been revised accordingly.

b.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response: The Fund does not invest through a subsidiary at this time but acknowledges the Staff’s comment and confirms that, if it were to invest in a subsidiary in the future, it would revise the disclosure accordingly.

c.

Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Response: The Fund does not invest through a subsidiary at this time but acknowledges the Staff’s comment and confirms that, if it were to invest in a subsidiary in the future, it would revise the disclosure accordingly.

d.

Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Fund does not invest through a subsidiary at this time but acknowledges the Staff’s comment and confirms that, if it were to invest in a subsidiary in the future, it would revise the disclosure accordingly.

e.	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response: The Fund does not invest through a subsidiary at this time but acknowledges the Staff’s comment and confirms that, if it were to invest in a subsidiary in the future, it would revise the disclosure accordingly.

f.

Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: The Fund does not invest through a subsidiary at this time but acknowledges the Staff’s comment and confirms that, if it were to invest in a subsidiary in the future, it would revise the disclosure accordingly.

g.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund hereby confirms that, should the Fund invest through subsidiary in the future, the subsidiary’s financial statements will be consolidated with the Fund’s financial statements. The consolidated financial statements of the Fund and the subsidiary will also be audited by the Fund’s independent registered public accounting firm.

h.

Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Fund hereby: (1) consents to the examination of a subsidiary’s books and records by the SEC to the same extent that the Fund’s books and records are subject to inspection by the SEC; and (2) confirms that the subsidiary’s books and records will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

i.

To the extent the Subsidiary is a wholly-owned subsidiary, disclose that the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund does not invest through a subsidiary at this time but acknowledges the Staff’s comment and confirms that, if it were to invest in a subsidiary in the future, it would revise the disclosure accordingly.

j.

It appears based on disclosure further below in the filing that the Subsidiary is a Controlled Foreign Corporation (“CFC”). If this is the case, confirm in correspondence that: (1) the CFC’s expenses will be included in the Fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (4) the CFC’s board of directors will sign the Fund’s registration statement.

Response: The Fund does not invest through a subsidiary at this time but acknowledges the Staff’s comment and confirms that, if it were to invest in a subsidiary that is a CFC in the future, the Fund would hereby: (1) confirm that the CFC’s expenses will be included in the Fund’s prospectus fee table; (2) confirm that the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) confirm that the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (4) confirm that the CFC’s board of directors will sign the Fund’s registration statement.

Types of Investments and Related Risks, Risks Relating to Investment Strategies, Fund Investments and the Fund’s Investment Program (page 39-58)

30.

Comment: The disclosure on page 39 under the subheading “Convertible Securities” indicates that the Fund will invest in convertible securities. Will the Fund be investing in contingent convertibles? If so, please update the principal strategy section to reference such instruments and please update the principal risk section to reflect the associated risks.

Response: The disclosure has been revised to include contingent convertibles as a principal risk for the Fund.

31.	Comment: Please revise the disclosure on page 40 under the subheading “Risks Associated with Changes in LIBOR” to the extent any of the current disclosure is outdated.

Response: We respectfully acknowledge the comment and note that this disclosure remains current as of the date of this letter.

32.

Comment: The second sentence of the fifth paragraph under the “Use of Leverage: Risk of Borrowing by the Fund” subheading on page 47 states that “To the extent the Fund ‘covers’ its commitment under these transactions, such instrument will not be considered a ‘senior security’ by the Fund and therefore will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings.” Please delete this language or otherwise explain how this complies with section 18 of the 1940 Act and/or rule 18f-4.

Response: The disclosure has been revised to remove this statement.

33.

Comment: The discussion under the “Repurchase Offers Risk” subheading on page 58 indicates that the Fund may use leverage in connection with the repurchase of shares. If the Fund intends to incur debt to finance a share repurchase, please disclose, to the extent not already disclosed, the maximum amount of debt that may be incurred for that purpose, the restrictions imposed by the Investment Company Act and by rule 23c-3 on leverage, the attendant risks of leveraging, and the extent to which the financing costs of borrowing may be borne by shareholders who do not tender.

Response: The Fund has incorporated this comment. The impacted disclosure has been revised as follows:

If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. The 1940 Act currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any. The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

Management of the Fund (page 66)

34.	Comment: Please provide a basis to assess the expertise and experience of the adviser with respect to foreign investments, or please direct the staff to the relevant disclosure.

Response: The Fund respectfully acknowledges this comment and notes that disclosure regarding the expertise and experience of the Gemcorp Group and the adviser with respect to foreign investments can be found in the Investment Objective, Opportunities and Strategies – Access to Gemcorp Transaction Flow and Benefits of Platform section.

35.	Comment: Gemcorp Capital Advisors LLC does not appear to be an SEC-registered investment adviser. Please confirm. We may have additional comments.

Response: Gemcorp Capital Advisors LLC is currently in registration with the SEC. It has filed its Form ADV and will be registered in advance of the commencement of the Fund’s operations. The Fund acknowledges that the Staff may have additional comments concerning this matter.

Conflicts of Interest (page 74)

36.	Comment: The Fund discloses that it expects to rely on exemptive relief to co-invest. Please explain supplementally when the Fund expects to make a request for this relief.

Response: The Fund expects to file its application for co-investment exemptive relief around the time of its next amendment to the Form N-2.

Share Repurchase Program (page 77)

37.

Comment: The second paragraph references the potential suspension or postponement of repurchase offers. Please disclose, or direct us to, the circumstances in which the Fund may postpone or fail to make a repurchase offer.

Response: The Fund has incorporated this comment. The impacted disclosure has been revised to include the following:

The Fund may need to suspend or postpone repurchase offers if (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which any market on which securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. Any such suspension would require the approval of a majority of the Board (including a majority of Independent Trustees). The Fund does not presently expect any of the foregoing conditions to occur in its normal fund operations.

Anti-Takeover Provisions in the Declaration of Trust (page 94)

38.

Comment: We note that the state in which your Fund is organized does not have a control share acquisition statute specifically applicable to the Fund. As such, please disclose in the private placement memorandum that recent federal and state court precedent has found that such control share acquisition provisions are not consistent with the Investment Company Act. Also disclose that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Fund’s specific circumstances (i.e., a closed-end fund organized in a state that does not have a control share acquisition statue specifically applicable to the fund).

Response: The disclosure in the private placement memorandum has been revised accordingly.

Dividend Reinvestment Plan (“DRP”) (page 100)

39.	Comment: Please briefly disclose the following:

a.	how to obtain additional information about the DRP;

b.	if applicable, that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRP;

c.	the type and amount (if known) of fees, commissions, and expenses payable by participants in connection with the plan; and

d.	if a cash purchase plan option is available, any minimum or maximum investment required.

Response: The disclosure has been revised accordingly to include the information above.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective, Policies and Risks, Involuntary Repurchases and Mandatory Redemptions (pages B-9 and B-10)

40.

Comment: The discussion of involuntary repurchases and mandatory redemptions could be read to imply that involuntary/mandatory redemptions that the Fund determines are in the best interests of the fund are consistent with Rule 23c-2. Please revise the disclosure so as not to imply that a determination that an involuntary/mandatory redemption is in the best interests of the Fund is alone sufficient to comply with Rule 23c-2.

Response: The disclosure has been revised accordingly.

Investment Restrictions, Fundamental Investment Restrictions (page B-11)

41.

Comment: Please revise the fundamental policy regarding concentration by deleting “commodities” and “commodities-related securities” and instead stating the industry or group of industries in which the Fund will be concentrated.

Response: We respectfully acknowledge the comment. The disclosure has been revised to clarify that the Fund will invest more than 25% of total assets in the commodity or commodity-related group of industries.

42.

Comment: The disclosure indicates that the Fund has adopted a fundamental policy with respect to quarterly repurchase offers. Please add to the fundamental policy: the periodic intervals between repurchase request deadlines; the dates of repurchase request deadlines (or how to determine those dates); and the maximum time between each repurchase request deadline and the next repurchase pricing deadline.

Response: The disclosure has been revised accordingly.

EXHIBIT INDEX

Declaration of Trust

43.

Comment: Paragraph 7 of the Declaration of Trust includes a broad disclaimer of liability, responsibility, and accountability for Fiduciary Indemnified Persons. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the declaration of trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please modify the declaration of trust, or otherwise clarify explicitly in disclosure, that notwithstanding anything to the contrary in the declaration of trust, nothing in the declaration of trust modifying, restricting or eliminating the duties or liabilities of fiduciary covered persons shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The disclosure has been revised accordingly in the Amendment.

GENERAL COMMENTS

44.

Comment: Please supplementally explain if any Fund or Adviser employees or transactions/activities are subject to sanctions. Please also supplementally explain whether any import or export control restrictions are applicable to the Fund’s or Adviser’s transactions/activities.

Response: The Fund respectfully advises the Staff that, to the best knowledge of the Fund, none of the employees, transactions, or activities of the Fund or the Adviser are subject to sanctions. The Fund respectfully advises the Staff that, to the best knowledge of the Fund, no import or export control restrictions are applicable to the Fund’s or Adviser’s transactions/activities. There will also be going sanctions monitoring carried out by the Adviser.

45.

Comment: We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response: The Fund confirms that it will complete or update all information that is currently in brackets or missing in the registration statement, including exhibits, in subsequent amendments. The Fund will consider any additional comments made in connection with the Staff’s review of the registration statement, disclosures made in response to this letter, supplemental information, or exhibits added in any amendments.

46.

Comment: Please note that a full financial review must be performed, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

Response: The Fund acknowledges that a full financial review must be performed, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements. The Fund confirms that it will complete or update all financial information in subsequent amendments.

47.

Comment: There is no indication that the Fund proposes to engage in any formation transactions. Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions.

Response: The Fund does not anticipate engaging in any portfolio formation transactions.

48.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund hereby confirms that it expects to submit exemptive applications for relief that, if granted, would (i) permit the Fund to offer investors multiple classes of common shares of beneficial interest with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges, subject to the conditions of the exemptive relief and (ii) permit the Fund to co-invest with other persons, including certain affiliated accounts managed and controlled by the Adviser. The Fund has not submitted and does not currently expect to submit any no-action request in connection with this registration statement.

* * * * *

If you have any questions, please feel free to contact me at (212) 641-5600.

Very truly yours,

/s/ Jonathan Gaines

Jonathan Gaines